
SHININGBANK
Energy Ltd.


06018047

October 20, 2006

SUPPL

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Re: Rule 12g3-2(b) Submission – Commission File No. 82-34977

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Shiningbank Energy Income Fund hereby furnishes to the Commission a Press Release dated October 18, 2006.

If you have any questions or concerns, please call me at 403-268-9519 or send an e-mail to mdesrosiers@shiningbank.com.

Very truly yours,

SHININGBANK ENERGY LTD.

Murray J. Desrosiers
Corporate Secretary & General Counsel


SEC MAIL PROCESSING
RECEIVED
OCT 31 2006
WASH, D.C. 190 SECTION

PROCESSED
NOV 07 2006
THOMSON
FINANCIAL

H:\SEC\Cover Ltr 2006-10-20.DOC

1310, 111-5th Avenue S.W., Calgary, Alberta T2P 3Y6 Telephone: (403) 268-7477 Fax: (403) 268-7499 E-mail: shiningbank@shiningbank.com

File No. 82-34977



October 18, 2006 TSX: SHN.UN

NEWS RELEASE
FOR IMMEDIATE RELEASE

Shiningbank Energy announces November 2006 monthly distribution

Shiningbank Energy Income Fund (the "Fund") today announced that its cash distribution for November 2006 will be **C$0.23 per unit. The distribution is payable on November 15, 2006 to unitholders of record on October 31, 2006. The ex-distribution date is October 27, 2006.** This represents an approximate 14% annualized pre-tax cash-on-cash yield based on the October 17, 2006 closing price of C$19.20 per unit.

Shiningbank Energy Income Fund is a natural gas focused energy trust founded in 1996. The Fund purchases, develops and operates producing properties for the direct benefit of its unitholders. Shiningbank has one of the highest weightings of natural gas production in the energy trust sector at 77%.

Shiningbank is listed on the Toronto Stock Exchange under the symbol SHN.UN. For further information please visit our website, www.shiningbank.com or contact us at:

Email: irinfo@shiningbank.com
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477

Shiningbank Energy Ltd.

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations Coordinator



SEC MAIL PROCESSING
RECEIVED
OCT 31 2006
WASH, D.C.
190
SECTION